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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III




SEC FILE NUMBER
8- 39450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2004_____ AND ENDING _____12/31/2004_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4660 LA JOLLA VILLAGE DRIVE, SUITE 100
(No. and Street)

SAN DIEGO   CA   92122
(City)   (State)   (Zip Code)

RECEIVED
JUN 1 6 2005
190

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY SERRAS   (858) 455-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NASELLA, MATHIS & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

4660 LA JOLLA VILLAGE DRIVE, SUITE 125, SAN DIEGO, CA 92122
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___GREGORY SERRAS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___VANGUARD CAPITAL_____ , as

of ___DECEMBER 31,_____ , 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NO EXCEPTIONS_____

_____
Signature

___PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASELLA, MATHIS & ASSOCIATES
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

	4660 LA JOLLA VILLAGE DRIVE, SUITE 125	
TEL: (858) 452-4300	SAN DIEGO, CALIFORNIA 92122-4604	FAX: (858) 452-5989

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2004, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2005
San Diego, California

Nasella, Mathis, and Associates
Certified Public Accountants

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS - THE CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 183,720	$ -	$ 183,720
Money market - subordinated debt	500,000		500,000
Prepaid income taxes		10,280	10,280
Deferred tax benefit			-
Other receivables from brokers/dealers	499,746		499,746
Other receivables - noncustomers		6,123	6,123
Securities owned:			
Marketable securities (at market value)	10,402,213		10,402,213
Total Current Assets	11,585,679	16,403	11,602,082
PROPERTY AND EQUIPMENT, net	-	156,117	156,117
DEPOSITS	-	6,589	6,589
Total Assets	$11,585,679	$ 179,109	$11,764,788

LIABILITIES AND SHAREHOLDERS' EQUITY

	Allowable	Non-Allowable	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 109,400	$ -	$ 109,400
Payable to account executives	102,720		102,720
Accounts payable and accrued expenses	-	10,208,702	10,208,702
Securities sold, not yet purchased, at market value	-	31,001	31,001
Total Current Liabilities	212,120	10,239,703	10,451,823
SUBORDINATED LOAN PAYABLE	-	500,000	500,000
Total Liabilities	$ 212,120	$10,739,703	$10,951,823
SHAREHOLDERS' EQUITY:			
Common stock, no par value, 1,000 shares authorized, issued and outstanding			$ 10
Additional paid-in capital			897,490
Retained earnings			(84,535)
Total Shareholders' Equity			812,965
Total Liabilities and Shareholders' Equity			$11,764,788

The accompanying notes are an integral part of this statement.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

<u>Marketable securities</u>

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

<u>Statement of cash flows</u>

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

<u>Compensated absences</u>

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the company provides 20 days of personal time off per year per employee. Unused time carries over to the following year, however there is a cap of 120/160 hours, respectively, of maximum accrual. For 2004, the unpaid time has not been accrued since it is considered immaterial.

<u>Income taxes</u>

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2004:

Marketable securities	$10,402,213
Total marketable securities	$10,402,213

The investments are subject to "haircuts" totaling $835,801 for purposes of computing net capital (see Note 4).

Note 3.   PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 are summarized as follows:

Office equipment and furniture	$ 396,463
Leasehold improvements	40,035
Automobiles	148,790
	585,288
Less accumulated depreciation	(429,171)
Net property and equipment	$ 156,117

Note 4.   HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-1(f), haircuts were computed as a percentage of the value of marketable securities as follows as of December 31, 2004:

	Market Value	Haircuts	Undue Concentration Haircuts
Municipal bonds	$10,400,722	$649,580	$186,221
Total haircuts	$10,400,722	$649,580	$186,221

Note 5.   LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases office space under a five-year lease expiring March 31, 2005. The basic monthly rent is adjusted annually to reflect any increase in the cost of living index. The Company paid $144,658 in office rent (including area maintenance costs) for 2004. Minimum lease payments for the year ending December 31 are as follows:

2005	$ 27,789
	$ 27,789

The Company has negotiated a new three-year lease beginning April 1, 2005. The base monthly rent will be $4,353 and is adjustable by 3% annually. Minimum lease payments for the years ending December 31 are as follows:

2005	$ 39,179
2006	53,414
2007	54,980
2008	13,843
	$161,416

9

Note 5. LEASES, COMMITMENTS AND CONTINGENCIES
(continued)

The Company leases office equipment under month-to-month leases. The total amount paid for the year ended December 31, 2004 was $2,027.

Note 6. SUBORDINATED LOAN

On April 30, 2004 the NASD approved the renewal of a subordinated debt agreement in the amount of $500,000 to an officer of the corporation. The subordinated debt agreement matures April 30, 2005, and is secured by monies in a money market account. The agreement calls for interest to be paid at the current money market rate.

A second subordinated debt agreement in the amount $1,500,000 to an officer of the corporation matured September 1, 2004. The subordinated debt agreement was not renewed.

Note 7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	952	3,360	2,408
	$ 952	$ 3,360	$ 2,408

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

Expected income tax benefit at U.S. statutory rate	$ 0
The effect of:	
Nondeductible expenses	0
Increase due to state and local taxes, net of	
U.S. federal income tax effects	0
State minimum tax	800
Income tax benefit	$ 800

Note 7. INCOME TAXES
(continued)

The Company has a net loss of ($414,692) for federal and net loss of ($433,561) for state tax purposes for the year ended December 31, 2004. The net operating losses can be carried forward to reduce federal and state taxable income in future years.

Note 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2004, the Company's net capital ratio is approximately 0.8 to 1. Net capital was $298,055, aggregate indebtedness was $212,120 and required net capital was $100,000.

Note 10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid professional fees totaling $18,000 to one of its shareholders.

Note 11. RETIREMENT PLANS

Defined Benefit Plan

The Company's defined benefit pension plan was terminated effective July 31, 2004. The Company fully funded the plan prior to termination. All eligible participants were notified by the plan administrator of the plan's termination and of their lump sum benefits payable upon the plan's termination. Final approval by the Pension Benefit Guaranty Corporation is pending.

Funded Status of the Plan as of December 31, 2004:
    Accumulated benefit obligation, including
        fully vested benefits $2,554,909

401(k) Plan:

The Company maintains a defined contribution 401(k) plan. All employees over the age of 21 are eligible to participate. There were no company contributions for 2004.

Note 12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has been named as a defendant in three arbitration matters, which arose during the normal course of business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with outside counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously

Although there can be no assurance that these arbitrations will not have a material effect on the results of operations of the Company in any future period, in the opinion of management of the Company, based upon advice of counsel, the ultimate resolution of such legal proceedings against the Company is not predictable at this time.

Note 13. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2004

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 4660 La Jolla Village Drive, Suite 100, San Diego, CA 92122, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.

<u>Supplementary Report on Internal Accounting Control</u>

Board of Directors
Vanguard Capital
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Vanguard Capital, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company relies on the exemptive provisions of Section (k)(2)(ii) of Rule 15c3-3, Customer Protection Rule. Under this exemption, because the Company does not clear transactions, does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Board of Directors
Vanguard Capital

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
February 16, 2005

Nasella, Mathis, and Associates
Certified Public Accountants